Exhibit 3.2

Section 1. Annual Meeting. The annual meeting of the stockholders of First Mariner
Bancorp (hereafter, the “Corporation”) shall be held each year at such date and time as the Board of Directors shall, in their discretion, fix. The business to be transacted at the annual meeting shall include the election of directors and any other business properly brought before the meeting in accordance with these Bylaws.